EXHIBIT 99.1

Smackover Lithium’s South West Arkansas Project Receives Unanimous Vote of Approval to Establish the Phase I Brine Production Unit from the Arkansas Oil and Gas Commission

LEWISVILLE, Ark., April 24, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE:A:SLI) and Equinor, is pleased to announce that the brine production unit, now formally named the Reynolds Unit, for Phase I of its South West Arkansas (“SWA”) Project has been unanimously approved by the Arkansas Oil and Gas Commission (“AOGC”) with no objections or opposition in a hearing that was open to all stakeholders from the community.

“We thank the AOGC for their due diligence in reviewing our application and for their swift approval,” said Standard Lithium’s President and COO, Dr. Andy Robinson, who provided testimony at the hearing. “The establishment of the Reynolds brine unit is another key milestone our team has now successfully completed as we march towards a final investment decision for the SWA Project, and also a necessary statutory requirement as we look to set a royalty for the unit in late May.”

“Gaining regulatory approval for our first brine unit is an important step in our project timeline. We look forward to working with the AOGC and community stakeholders to establish a competitive royalty rate for this unit and continue momentum with the SWA Project,” said Allison Kennedy Thurmond, VP of US Lithium at Equinor.

The Reynolds unit is 20,854 acres in size and is planned to produce 22,500 tonnes per year of battery-quality lithium carbonate once in full commercial production, expected in 2028. For more information about the SWA Project and Smackover Lithium, please visit www.smackoverlithium.com

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

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